EXHIBIT 99.1

     RADVISION Launches New High Definition Video Conferencing Room System
                                - SCOPIA XT1000

RADVISION Enhances End-to-End SCOPIA Conferencing Solution with New Room System Delivering Dual 1080p Video and Embedded 9 Participant Multi-party Conferencing

Press Release
Source: RADVISION Ltd.
On Monday April 19, 2010, 8:00 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced the SCOPIA XT1000 high definition video conferencing room system. The SCOPIA XT1000 is the first development based on RADVISION's acquisition in February of Aethra endpoint technology.

"The addition of the SCOPIA XT1000 marks RADVISION's entrance into the room system market and the Company's ability to deliver a complete, end-to-end enterprise conferencing solution," said Boaz Raviv, Chief Executive Officer for RADVISION. "The SCOPIA XT1000 is based on years of development by Aethra and leverages the best of both companies' technology, intellectual property and expertise. It incorporates the latest state-of-the-art video technology with features and capabilities mandatory for today's room system deployments. The SCOPIA XT1000 delivers the perfect blend of value and a high quality, high-end experience, making it stand out amongst the competition."

Key features of the SCOPIA XT1000 include:

o Dual Full HD 1080p 30fps: The SCOPIA XT1000 delivers two full HD (1080p 30fps) video streams as standard. The included high end PTZ (Pan-Tilt-Zoom) camera supports 10x optical zoom and wide angle capability for viewing details as well as an entire group. The second 1080p video stream can be used with an additional 1080p camera for complete visual coverage or with a PC for data sharing.

o High Resolution PC Data Sharing: The SCOPIA XT1000 supports high resolution PC data sharing at 30fps so presentations and even video clips can be shared with zero loss of quality. The quality of the data channel does not degrade even when the main video channel is operating at full HD 1080p 30fps.

o Embedded HD Multi-party Conferencing: RADVISION's multipoint expertise is embedded in the SCOPIA XT1000. Support for high definition, continuous presence meetings with up to nine participants are very affordable utilizing the SCOPIA XT1000's built-in MCU.

o Full Band Audio with Beam Forming Microphone Technology: The SCOPIA XT1000 provides 48 kHz (full band) audio encoding to ensure high clarity audio transmission with no loss of quality. Beam forming technology is used in the 3-way microphone to put the focus on the speaker while isolating background noise.

"We have long known RADVISION for its market leading video infrastructure products that were OEM-ed under the Aethra brand. RADVISION's entry into the room system market with the SCOPIA XT1000 is exactly what we need in our market," said Mariano Redondo, General Manager of Noanet, one of the leading distributors of unified communications solutions for Spain and Portugal. "We believe our customers will find the SCOPIA XT1000 to be a very compelling solution for their high definition room system deployments with the best combination of high performance, features and price available."

"The creation of an end-to-end product portfolio is the right move for RADVISION providing them with a significant opportunity to expand and grow," said Andrew
W. Davis, Senior Partner at Wainhouse Research. "Delivering the impressive price-performance design of the SCOPIA XT1000 is a great way to start building a room system business."

Pricing and Availability

The SCOPIA XT1000 base system is well equipped including dual 1080p video support, 10x optical zoom camera and 3-way microphone pod with a list price of $7,400. Available options include four and nine participant integrated MCUs, 12 Mbps extended data rate and additional cameras and microphone pods. Worldwide shipments of the SCOPIA XT1000 are expected to begin in Q2.

RADVISION will be demonstrating the SCOPIA XT1000 along with the complete SCOPIA solution in booth 963 at the Interop Exposition in Las Vegas, April 27-29.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com and community.radvision.com. For more information about RADVISION, visit http://cts.businesswire.com/ct/CT?id =smartlink&url=http%3A%2F%2Fwww.radvision.com&esheet=6253887&lan=en_US&anchor= www.radvision.com&index=4&md5=a56c98c73762f5127ba536df82ac9292.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1 212-704-7385
sean@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net